SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549


03025858


RECEIVED
JUN 30 2003
PROCESSING
SECTION
WASH. D.C.
187

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 33-6369

Full title of the Plan:

Peoples Energy Corporation
Employee Capital Accumulation Plan
and
Peoples Energy Corporation
Employee Thrift Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peoples Energy Corporation
130 East Randolph Drive
Chicago, Illinois 60601

TOTAL SEQUENTIAL PAGES 31
EXHIBIT INDEX ON SEQUENTIAL PAGE 30

ODELL HICKS & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

PEOPLES ENERGY CORPORATION EMPLOYEE CAPITAL

ACCUMULATION AND THRIFT TRUST

AND PARTICIPATING PLANS

REPORT ON AUDITS OF

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

TABLE OF CONTENTS


ODELL HICKS & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Retirement and Benefit
Plans Committee
PEOPLES ENERGY CORPORATION
Chicago, Illinois

We have audited the accompanying statements of net assets held in trust of the Peoples Energy Corporation Employee Capital Accumulation and Thrift Trust and the statements of net assets available for plan benefits of the Peoples Energy Corporation Employee Capital Accumulation Plan and the Peoples Energy Corporation Employee Thrift Plan, as of December 31, 2002 and 2001, and the related statements of changes in net assets held in trust and changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets held in trust of the Peoples Energy Corporation Employee Capital Accumulation and Thrift Trust and the statements of net assets available for plan benefits of the Peoples Energy Corporation Employee Capital Accumulation Plan and the Peoples Energy Corporation Employee Thrift Plan, as of December 31, 2002 and 2001, and the statements of changes in net assets held in trust and changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investments and reportable transactions for the years ended December 31, 2002 and 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ODELL HICKS & COMPANY, LLC

March 21, 2003

PEOPLES ENERGY CORPORATION
EMPLOYEE CAPITAL ACCUMULATION AND THRIFT TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
Accounts Receivable:		
Accrued Interest and Dividends	$ 358,780	$ 398,008
Investments at Quoted Market Value	196,205,166	224,495,268
Total Assets	196,563,946	224,893,276
LIABILITIES		
Accounts Payable:		
Accrued Expenses	26,974	-
Total Liabilities	26,974	-
NET ASSETS	$ 196,536,972	$ 224,893,276
NET ASSETS HELD FOR ACCOUNT OF:		
Peoples Energy Corporation Employee Capital Accumulation Plan (Note 2)	$ 124,326,418	$ 146,825,165
Peoples Energy Corporation Employee Thrift Plan (Note 2)	72,210,554	78,068,111
	$ 196,536,972	$ 224,893,276

The accompanying notes are an integral part of these financial statements.

PEOPLES ENERGY CORPORATION
EMPLOYEE CAPITAL ACCUMULATION AND THRIFT TRUST
STATEMENT OF CHANGES OF NET ASSETS HELD IN TRUST
FOR THE PLAN YEAR ENDED DECEMBER 31, 2002

	MASTER TRUST TOTAL	LOAN ACCOUNT	INVESTMENT ACCOUNT SUBTOTAL	MONEY MARKET	SHORT TERM BOND FUND	BOND FUND	BALANCED FUND	S & P 500 EQUITY FUND	S & P 500 GROWTH FUND	S & P 500 VALUE FUND	MIDCAP EQUITY FUND	SMALL CAP EQUITY FUND	FOREIGN EQUITY FUND	PEC STOCK FUND
ADDITIONS														
Contributions:														
Employee Contributions	$ 9,025,345	-	$ 9,025,345	$ 1,063,820	$ 1,375,727	$ 705,045	$ 359,694	$ 1,914,222	$ 1,481,684	$ 638,261	$ 96,625	$ 472,426	$ 196,335	$ 721,506
Employer Contributions	3,876,406	-	3,876,406	389,042	644,746	307,904	149,430	834,021	632,850	261,390	35,628	191,048	77,082	353,265
Rollover Contributions	897,454	-	897,454	625,049	13,414	35,877	37,108	24,847	34,486	52,563	752	21,423	6,567	45,368
Total	13,799,205	-	13,799,205	2,077,911	2,033,887	1,048,826	546,232	2,773,090	2,149,020	952,214	133,005	684,897	279,984	1,120,139
Income from Investments:														
Dividend Income	1,179,524	-	1,179,524	-	-	-	-	-	-	-	-	-	45,317	1,134,207
Interest Income	886,334	-	886,334	451,528	424,463	9	14	13	9	4	86	12	1	10,195
Total	2,065,858	-	2,065,858	451,528	424,463	9	14	13	9	4	86	12	45,318	1,144,402
Loan Payments:														
Principal	-	$ (3,318,943)	3,318,943	328,155	622,558	326,699	75,358	642,220	521,026	199,600	17,100	105,265	35,813	445,149
Interest	553,501	-	553,501	37,010	116,342	54,336	14,129	121,130	83,320	29,925	1,937	19,062	5,576	70,734
Total	553,501	(3,318,943)	3,872,444	365,165	738,900	381,035	89,487	763,350	604,346	229,525	19,037	124,327	41,389	515,883
Net Gain (Loss):														
Net Unrealized Appreciation/ (Depreciation)	(16,289,456)	-	(16,289,456)	-	2,171,586	1,372,188	(651,341)	(9,474,051)	(4,953,112)	(1,830,942)	(165,610)	(1,662,885)	(457,361)	(637,928)
Net Realized Gains (Losses)	(1,187,567)	-	(1,187,567)	-	267,346	213,889	(125,147)	(1,180,494)	(593,103)	(710,159)	(108,473)	(241,841)	(122,101)	1,412,516
Total	(17,477,023)	-	(17,477,023)	-	2,438,932	1,586,077	(776,488)	(10,654,545)	(5,546,215)	(2,541,101)	(274,083)	(1,904,726)	(579,462)	774,588
TOTAL ADDITIONS	(1,058,459)	(3,318,943)	2,260,484	2,894,604	5,636,182	3,015,947	(140,755)	(7,118,092)	(2,792,840)	(1,359,358)	(121,955)	(1,095,490)	(212,771)	3,555,012
DEDUCTIONS														
Withdrawals	27,270,871	-	27,270,871	6,273,571	5,644,984	2,037,193	1,015,888	4,937,483	2,113,484	1,523,117	133,205	625,777	175,073	2,791,096
New Loans	-	(3,662,511)	3,662,511	334,937	727,919	394,474	81,610	654,149	431,337	203,936	23,615	121,554	39,903	649,077
Accrued Expenses	26,974	-	26,974	3,287	7,001	2,765	892	4,726	2,215	1,129	183	904	364	3,508
TOTAL DEDUCTIONS	27,297,845	(3,662,511)	30,960,356	6,611,795	6,379,904	2,434,432	1,098,390	5,596,358	2,547,036	1,728,182	157,003	748,235	215,340	3,443,681
Net Increase (Decrease) in Assets	(28,356,304)	343,568	(28,699,872)	(3,717,191)	(743,722)	581,515	(1,239,145)	(12,714,450)	(5,339,876)	(3,087,540)	(278,958)	(1,843,725)	(428,111)	111,331
Net Assets Beginning of Year	224,893,276	6,924,614	217,968,662	22,900,831	48,306,302	15,547,082	8,540,364	51,852,249	23,902,441	12,277,180	-	8,469,026	3,349,492	22,823,695
Interfund Transfers	-	-	-	5,702,238	(450,291)	3,065,327	(1,130,687)	(4,184,969)	(2,599,621)	(853,972)	1,703,393	(161,411)	(345,729)	(744,278)
Net Assets End of Year	$ 196,536,972	$ 7,268,182	$189,268,790	$ 24,885,878 *	$ 47,112,285	$ 19,193,924	$ 6,170,532	$ 34,952,830	$ 15,962,944	$ 8,335,668	$ 1,424,435	$ 6,463,890	$ 2,575,652	$ 22,190,748

* includes short-term investments held in the Northern Trust Receipts and Disbursement Account

The accompanying notes are an integral part of these financial statements.

PEOPLES ENERGY CORPORATION
EMPLOYEE CAPITAL ACCUMULATION AND THRIFT TRUST
STATEMENT OF CHANGES OF NET ASSETS HELD IN TRUST
FOR THE PLAN YEAR ENDED DECEMBER 31, 2001

	MASTER TRUST TOTAL	LOAN ACCOUNT	INVESTMENT ACCOUNT SUBTOTAL	MONEY MARKET	SHORT TERM BOND FUND	BOND FUND	BALANCED FUND	S & P 500 EQUITY FUND	S & P 500 GROWTH FUND	S & P 500 VALUE FUND	SMALL CAP EQUITY FUND	FOREIGN EQUITY FUND	PEC STOCK FUND
ADDITIONS													
Contributions:													
Employee Contributions	$ 8,733,270	-	$ 8,733,270	$ 626,359	$ 1,220,687	$ 453,400	$ 361,327	$ 2,205,580	$ 1,702,635	$ 677,978	$ 496,756	$ 214,946	$ 773,602
Employer Contributions	3,801,805	-	3,801,805	251,652	596,019	205,438	151,040	951,492	718,990	276,791	196,183	83,519	370,681
Rollover Contributions	485,918	-	485,918	62,088	59,495	59,495	11,088	38,255	144,034	38,301	12,748	918	59,496
Total	13,020,993	-	13,020,993	940,099	1,876,201	718,333	523,455	3,195,327	2,565,659	993,070	705,687	299,383	1,203,779
Income from Investments:													
Dividend Income	2,368,254	-	2,368,254	-	-	-	45,895	536,488	141,326	167,136	175,276	82,011	1,220,122
Interest Income	3,834,952	-	3,834,952	937,694	2,076,862	581,732	166,841	27,330	13,313	6,267	11,847	1,513	11,553
Total	6,203,206	-	6,203,206	937,694	2,076,862	581,732	212,736	563,818	154,639	173,403	187,123	83,524	1,231,675
Miscellaneous Income	85,524	-	85,524	3,151	386	-	279	446	659	253	175	-	80,175
Loan Payments:													
Principal	-	$ (3,264,136)	3,264,136	221,802	555,815	223,758	97,263	835,142	570,227	177,702	137,034	52,556	392,837
Interest	334,292	-	334,292	25,302	52,279	26,107	15,121	94,652	58,888	17,032	17,032	4,013	23,866
Total	334,292	(3,264,136)	3,598,428	247,104	608,094	249,865	112,384	929,794	629,115	194,734	154,066	56,569	416,703
Net Gain (Loss):													
Net Unrealized Appreciation/ (Depreciation)	(51,983,114)	-	(51,983,114)	-	1,102,903	(149,835)	(1,587,461)	(45,072,022)	6,344,412	(4,616,819)	(2,058,426)	(687,256)	(5,258,610)
Net Realized Gains (Losses)	32,878,763	-	32,878,763	-	160,685	708,475	1,128,006	36,853,589	(10,386,230)	2,711,466	1,131,401	(392,722)	964,093
Total	(19,104,351)	-	(19,104,351)	-	1,263,588	558,640	(459,455)	(8,218,433)	(4,041,818)	(1,905,353)	(927,025)	(1,079,978)	(4,294,517)
TOTAL ADDITIONS	539,664	(3,264,136)	3,803,800	2,128,048	5,825,131	2,108,570	389,399	(3,529,048)	(691,746)	(543,893)	120,026	(640,502)	(1,362,185)
DEDUCTIONS													
Withdrawals	22,254,859	-	22,254,859	3,839,926	4,375,732	1,438,472	893,718	4,614,384	1,887,110	1,225,717	633,856	475,781	2,870,163
New Loans	-	(3,378,151)	3,378,151	260,692	731,001	236,872	63,716	783,969	420,506	199,718	112,864	33,912	534,901
Miscellaneous Expense	3,161	-	3,161	3,161	-	-	-	-	-	-	-	-	-
TOTAL DEDUCTIONS	22,258,020	(3,378,151)	25,636,171	4,103,779	5,106,733	1,675,344	957,434	5,398,353	2,307,616	1,425,435	746,720	509,693	3,405,064
Net Increase (Decrease) in Assets	(21,718,356)	114,015	(21,832,371)	(1,975,731)	718,398	433,226	(568,035)	(8,927,401)	(2,999,362)	(1,969,328)	(626,694)	(1,150,195)	(4,767,249)
Net Assets Beginning of Year	246,611,632	6,810,599	239,801,033	20,062,177	43,179,023	9,632,386	9,916,828	65,924,203	32,580,627	13,444,695	10,014,273	5,034,566	30,012,255
Interfund Transfers	-	-	-	4,814,385	4,408,881	5,481,470	(808,429)	(5,144,553)	(5,678,824)	801,813	(918,553)	(534,879)	(2,421,311)
Net Assets End of Year	$ 224,893,276	$ 6,924,614	$217,968,662	$ 22,900,831 *	$ 48,306,302	$ 15,547,082	$ 8,540,364	$ 51,852,249	$ 23,902,441	$ 12,277,180	$ 8,469,026	$ 3,349,492	$ 22,823,695

* includes short-term investments held in the Northern Trust Receipts and Disbursement Account

The accompanying notes are an integral part of these financial statements.

PEOPLES ENERGY CORPORATION
EMPLOYEE CAPITAL ACCUMULATION AND THRIFT TRUST
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

NOTE 1 - PLAN INFORMATION

Description of Plan

The following description of the Peoples Energy Corporation (Company) Employee Capital Accumulation And Thrift Trust Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Peoples Energy Corporation Employee Capital Accumulation and Thrift Trust was formed to accumulate contributions and income thereon to be used to provide benefits under the Peoples Energy Corporation Employee Capital Accumulation Plan and the Peoples Energy Corporation Employee Thrift Plan (the Plans). The Peoples Energy Corporation Employee Capital Accumulation Plan covers substantially all employees who are not covered by a collective bargaining agreement and the Peoples Energy Corporation Employee Thrift Plan covers employees who are covered by a collective bargaining agreement.

1. General. The Plan is a defined contribution plan covering all full-time employees of the Company. Participants in the Capital Accumulation Plan are immediately eligible while participants in the Employee Thrift Plan must complete one year of service. They are subject to the provisions of the Employee Retirement Income Security Act (ERISA).

2. Contributions. Each year, participants of the Plans may contribute up to 6 percent of their base compensation, as defined in the Plan, and the Company will contribute an additional 60 percent to their account. This matching Company contribution is invested in the same allocation as the participant's contribution. Participants may contribute additional amounts that are not matched as determine by management. Employees, age 50 years and older, are allowed to contribute an additional pre-tax catch-up contribution according to IRS guidelines and the Economic Growth and Tax Relief Reconciliation Act of 2001 provisions. Participants may also contribute amounts representing rollovers from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eleven investment options from fixed income, equity investment and Company Stock funds. In 2001, the Plan offered ten investment options.

3. Participant Accounts. Each participant's account is maintained in the Peoples Energy Corporation Employee Capital Accumulation Plan and the Peoples Energy Corporation Employee Thrift Plan and is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

NOTE 1 - PLAN INFORMATION – (Cont'd)

4. Vesting. Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after four years (104 biweekly participation periods) of credited service. Participants with less than 104 participation periods completed are deemed to be 25, 50 or 75 percent vested in the employer's contribution account based on the number of completed participation periods.

5. Participant Loans. Active participants are permitted to elect to take up to two loans from their accounts. Participants may borrow from their fund accounts from a minimum of $500 to a maximum of the lesser of a) $50,000 less the highest outstanding loan balance for one year preceding such loan or, b) one half of the value of the vested balance in their account as of the last day of the month preceding the loan application date. Loans may be for five years for non-residential loans or up to 15 years for residential loans. The loans are secured by balances in the participant's accounts and bear interest equal to the prime rate plus 1 percent on the first day of the month in which the loan was applied for. The loans are secured by the balance in the participant's account. Principal and interest is paid ratably through monthly payroll deductions.

6. Payment of Benefits. On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a 15-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

7. Distributions. Each participant whose employment with all employers is terminated is entitled to a distribution of the entire balance in his account and the vested portion of the employer contribution account within 90 days after termination unless the employee elects to defer the distribution under the terms of the Plan. Active participants are permitted to elect in-service and retirement planning withdrawals under the Plan provisions.

8. Forfeited Accounts. In 2002 forfeited non-vested accounts totaled $1,828. These accounts were used to reduce employer contributions.

9. Administrative Expenses and Fees. The Plan participants, through reduced earnings pay Recordkeeping, Trustee, and Investment Management fees. The Company provides certain accounting and management services to the Plan at no cost. These services include audit fees, legal fees, and time provided by Company employees. Accrued expenses at December 31, 2002 of $26,974 relate to the normal monthly invoices charged by The Northern Trust Company and Northern Trust Retirement Consulting, LLC.

10. Recordkeeping, Trustee, and Investment Management. The Northern Trust Company is the Plan Trustee and Investment Manager. Northern Trust Retirement Consulting, LLC is the Recordkeeper.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Trustee's significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

Basis of Accounting

The accompanying statements were prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair market value. Securities traded on security exchanges are valued at the last sales price on the day of valuation or, in the absence of any sales, at the average of the bid and ask prices on the day of valuation, except for such securities included in the Northern Trust Global Investments Collective Fund Investment Trust for Employee Benefit Plans which are valued at the bid price on the day of valuation. Short-term credit investments (corporate notes) are valued at cost, which approximates market.

Purchases and sales of securities are accounted for on a trade-date basis. Dividends are recorded on the ex-dividend date. At the time the investments are sold, the difference between the original cost (computed on an average cost basis) and the proceeds received are recorded as a realized gain or loss in the financial statements. The unrealized appreciation or depreciation of investments held represents the change in the market value of the investments from the beginning of the Plan year (or date the investments were purchased, if later) to the end of the Plan year.

Payment of Benefits

Benefits are recorded when paid.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Cont'd)

INVESTMENTS:

Investments in securities and the net appreciation (depreciation), which includes realized as well as unrealized gains or losses at December 31, consisted of the following:

	2002		2001	
	MARKET VALUE	NET CHANGE IN APPRECIATION (DEPRECIATION)	MARKET VALUE	NET CHANGE IN APPRECIATION (DEPRECIATION)
NORTHERN TRUST GLOBAL INVESTMENTS				
NTGI Coltv Daily Russell 3000 Equity Index Fund-SL	$ 3,798,306	$ (1,054,543)	$ 5,403,503	$ (666,008)
NTGI Coltv Daily S&P 500 Equity Index Fund-SL	34,957,557	(10,592,140)	51,852,239	(8,218,433)
NTGI Coltv Daily S&P 500/Barra Growth Eqty Indx Fd-SL	15,965,160	(5,517,628)	23,902,434	(4,041,817)
NTGI Coltv Daily S&P 500/Barra Value Equity Indx Fd-SL	8,336,797	(2,524,825)	12,277,177	(1,905,354)
NTGI Coltv Daily Russell 2000 Equity Index Fund-SL	6,464,794	(1,892,956)	8,469,024	(927,024)
NTGI Coltv Daily S&P MidCap 400 Equity Indx Fd-SL	1,424,617	(272,471)	-	-
Northern Instl Fds Intl Equity Index Portfolio Class A	2,576,016	(575,017)	3,349,472	(1,087,167)
NTGI Coltv Daily Aggregate Bond Index Fund - SL	47,590,605	4,402,834	45,223,964	2,028,675
Collective Short-Term Investment Fund	46,392,016	-	45,064,842	-
PEOPLES ENERGY CORPORATION COMMON STOCK *	21,431,116	578,937	22,027,999	(4,294,412)
PARTICIPANT NOTES	7,268,182	-	6,924,614	-
TOTAL INVESTMENTS	$ 196,205,166	$ (17,447,809)	$ 224,495,268	$ (19,111,540)

Notes: * Party-in-Interest Transactions.

NOTE 3 -TAX STATUS

The Plan received a favorable determination letter from the Internal Revenue Service dated June 27, 2002 qualifying the Plan for exemption from income taxes under the Internal Revenue Code, as the Plan was then designed. The Company believes that the Plan is designed and is currently being operated in compliance with applicable regulations of the Internal Revenue Code.

NOTE 4 - CURRENT YEAR CHANGES TO THE PLANS

On April 20, 2001, the Committee approved a recommendation to transfer assets of the Plans to similar investments within the Trust which participate in securities lending and whose market values are determined on a daily basis. Following the transfer of such assets which occurred during the last two months of 2001, Northern Trust Retirement Consultants, the recordkeeper, commenced activity to transfer the Plans to recordkeeping performed on the basis of daily valuation from the current end of the month valuation process. The daily valuation process was opened up to participants on January 1, 2002.

Effective January 1, 2002, an eleventh fund (MidCap Fund) was opened up to employee participation.

Recordkeeping and Trustee fees are to be paid by participants effective January 1, 2002.

Applications were filed on January 30, 2002 for determination as to whether or not the Peoples Energy Corporation Employee Thrift Plan and the Peoples Energy Corporation Employee Capital Accumulation Plan continue to meet the qualification requirements of the Internal Revenue Service. A favorable determination letter, dated June 27, 2002, was received from the Internal Revenue Service affirming the tax-qualified status of the Plans.

Effective February 1, 2002, all employees of Peoples Energy Services, a subsidiary of Peoples Energy Corporation, joined the Peoples Energy Corporation Employee Capital Accumulation Plan and rolled over their entire balances to this plan from another provider.

Effective April 1, 2002, employees age 50 years and older were allowed to contribute an additional pre-tax catch-up contribution according to IRS guidelines and the Economic Growth and Tax Relief Reconciliation Act of 2001 provisions.

SUPPLEMENTAL SCHEDULES

SCHEDULE I

PEOPLES ENERGY CORPORATION
EMPLOYEE CAPITAL ACCUMULATION AND THRIFT TRUST
SCHEDULE OF ASSETS HELD FOR INVESTMENT
DECEMBER 31, 2002

Quantity/ Face Value		COST/ CARRYING VALUE	CURRENT VALUE
	COLLECTIVE INVESTMENT FUNDS		
	NORTHERN TRUST GLOBAL INVESTMENTS		
572,897	NTGI Coltv Daily Russell 3000 Equity Index Fund-SL	$ 4,451,120	$ 3,798,306
1,526,531	NTGI Coltv Daily S&P 500 Equity Index Fund-SL	43,508,825	34,957,557
2,558,519	NTGI Coltv Daily S&P 500/Barra Growth Eqty Indx Fd-SL	19,135,206	15,965,160
576,542	NTGI Coltv Daily S&P 500/Barra Value Equity Indx Fd-SL	10,429,228	8,336,797
380,887	NTGI Coltv Daily Russell 2000 Equity Index Fund-SL	7,753,230	6,464,794
100,751	NTGI Coltv Daily S&P MidCap 400 Equity Indx Fd-SL	1,588,615	1,424,617
349,527	Northern Instl Fds Intl Equity Index Portfolio Class A	3,192,283	2,576,016
2,473,524	NTGI Coltv Daily Aggregate Bond Index Fund - SL	43,316,327	47,590,605
46,392,016	Collective Short-Term Investment Fund	46,392,016	46,392,016
	PARTY IN INTEREST		
554,492	PEOPLES ENERGY CORPORATION COMMON STOCK	15,567,172	21,431,116
	PARTICIPANT NOTES	7,268,182	7,268,182
	TOTAL ASSETS HELD FOR INVESTMENT	$ 202,602,204	$ 196,205,166

SCHEDULE II

PEOPLES ENERGY CORPORATION
EMPLOYEE CAPITAL ACCUMULATION AND THRIFT TRUST
SCHEDULE OF ASSETS HELD FOR INVESTMENT
DECEMBER 31, 2001

Quantity/ Face Value		COST/ CARRYING VALUE	CURRENT VALUE
	COLLECTIVE INVESTMENT FUNDS		
	NORTHERN TRUST GLOBAL INVESTMENTS		
639,468	NTGI Coltv Daily Russell 3000 Equity Index Fund-SL	$ 5,228,325	$ 5,403,503
1,764,282	NTGI Coltv Daily S&P 500 Equity Index Fund-SL	50,991,861	51,852,239
2,925,634	NTGI Coltv Daily S&P 500/Barra Growth Eqty Indx Fd-SL	22,147,955	23,902,434
671,251	NTGI Coltv Daily S&P 500/Barra Value Equity Indx Fd-SL	12,554,942	12,277,177
397,569	NTGI Coltv Daily Russell 2000 Equity Index Fund-SL	8,106,346	8,469,024
373,825	Northern Instl Fds Intl Equity Index Portfolio Class A	3,512,823	3,349,472
2,591,631	NTGI Coltv Daily Aggregate Bond Index Fund - SL	44,769,881	45,223,964
45,064,841	Collective Short-Term Investment Fund	45,064,842	45,064,842
	PARTY IN INTEREST		
580,754	PEOPLES ENERGY CORPORATION COMMON STOCK	15,330,476	22,027,999
	PARTICIPANT NOTES	6,924,614	6,924,614
	TOTAL ASSETS HELD FOR INVESTMENT	$ 214,632,065	$ 224,495,268

PEOPLES ENERGY CORPORATION
EMPLOYEE CAPITAL ACCUMULATION AND THRIFT TRUST
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE PLAN YEAR ENDED DECEMBER 31, 2002

IDENTITY OF PARTY INVOLVED/ Description of Security	Number of Purchases	Dollar Value of Purchases	Number of Sales	Dollar Value of Sales	Net Gain/(Loss) Recognized
SINGLE TRANSACTIONS					
		NONE			
SERIES OF SECURITIES OF THE SAME ISSUE					
Northern Trust Global Investments					
Coltv Short-Term Investment Fund (ANB)	490	$ 58,656,913	442	$ 57,543,539	$ -
NTGI Coltv Daily Aggregate Bond Indx Fd-SL	356	$ 11,689,161	342	$ 13,725,355	$ -
NTGI Coltv Daily S&P 500 Equity Indx Fd-SL	103	$ 4,873,100	139	$ 11,175,642	$ -

SCHEDULE IV

PEOPLES ENERGY CORPORATION
EMPLOYEE CAPITAL ACCUMULATION AND THRIFT TRUST
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE PLAN YEAR ENDED DECEMBER 31, 2001

IDENTITY OF PARTY INVOLVED/ Description of Security	Number of Purchases	Dollar Value of Purchases	Number of Sales	Dollar Value of Sales	Net Gain/(Loss) Recognized
SINGLE TRANSACTIONS					
Northern Trust Global Investments					
Short-Term Investment Fund (ANB)	1	$ 19,899,921	1	$ 19,899,921	$ -
NTGI Coltv Daily S&P 500/Barra Growth Eqty Indx Fd-SL	1	$ 22,110,892	1	$ 22,110,892	$ -
NTGI Coltv Daily S&P 500/Barra Value Equity Indx Fd-SL	1	$ 12,827,683	1	$ 12,827,683	$ -
SERIES OF SECURITIES OF THE SAME ISSUE					
Northern Trust Global Investments					
Short-Term Investment Fund (ANB)	378	$ 88,348,105	205	$ 62,787,058	$ -
NTGI Coltv Daily S&P 500/Barra Growth Eqty Indx Fd-SL	5	$ 22,541,634	2	$ 628,894	$ -
NTGI Coltv Daily S&P 500/Barra Value Equity Indx Fd-SL	4	$ 13,260,117	3	$ 779,875	$ -
US Treasury Note, 4.25%, due 5-31-03	4	$ 8,221,632	4	$ 8,221,591	$ -

SUPPLEMENTAL FINANCIAL STATEMENTS

PEOPLES ENERGY CORPORATION
EMPLOYEE CAPITAL ACCUMULATION PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
NET ASSETS HELD IN THE PEOPLES ENERGY CORPORATION EMPLOYEE CAPITAL ACCUMULATION AND THRIFT TRUST, AT MARKET VALUE	$ 124,326,418	$ 146,825,165
NET ASSETS AVAILABLE FOR PLAN BENEFITS	**$ 124,326,418**	**$ 146,825,165**

The accompanying notes are an integral part of these financial statements.

PEOPLES ENERGY CORPORATION

EMPLOYEE CAPITAL ACCUMULATION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS		
Contributions:		
Employee Contributions	$ 6,065,553	$ 5,631,604
Employer Contributions	2,452,939	2,329,887
Rollover Contributions	897,454	411,993
	9,415,946	8,373,484
Income from Investments:		
Dividend Income	543,183	1,614,981
Interest Income	683,437	2,802,522
	1,226,620	4,417,503
Miscellaneous Income	-	85,524
Loan Payments:		
Interest	240,754	150,021
Net Gain (Loss):		
Net Unrealized Appreciation (Depreciation)	(10,973,148)	(36,647,253)
Net Realized Gains (Losses)	(1,001,882)	19,111,861
	(11,975,030)	(17,535,392)
TOTAL ADDITIONS	**(1,091,710)**	**(4,508,860)**
DEDUCTIONS		
Withdrawals	21,388,315	13,495,083
Accrued Expenses	18,722	-
Miscellaneous Expenses	-	3,161
TOTAL DEDUCTIONS	**21,407,037**	**13,498,244**
Net Increase (Decrease) in Assets	(22,498,747)	(18,007,104)
Net Assets - Beginning of Year	146,825,165	164,832,269
NET ASSETS - END OF YEAR	**$ 124,326,418**	**$ 146,825,165**

The accompanying notes are an integral part of these financial statements.

PEOPLES ENERGY CORPORATION EMPLOYEE CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

NOTE 1 - DESCRIPTION OF PLAN

The Peoples Energy Corporation Employee Capital Accumulation Plan (the Plan) is a defined contribution plan and covers those employees of the subsidiaries of Peoples Energy Corporation who are not covered by a collective bargaining agreement. Subsidiary companies include The Peoples Gas Light and Coke Company, North Shore Gas Company, Peoples Energy Resources, Peoples Energy Services and Peoples Energy Production. The effective date of the Plan is January 1, 1977. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was most recently amended effective January 1, 2002 to incorporate certain benefit enhancements.

Employees are eligible to participate in this plan immediately upon employment. Participants may elect to make regular contributions of up to 6% of their regular rate of pay and may designate such amounts as tax deferred contributions, after tax contributions or a combination of both. Contributions may be invested in any of eleven funds, namely; a Money Market Fund, a Short Term Bond Fund, a Bond Fund, a Balanced Fund, an S&P 500 Equity Fund, an S&P 500 Growth Fund, an S&P 500 Value Fund, a MidCap Equity Fund, a Small Cap Equity Fund, a Foreign Equity Fund and a Company Stock Fund. The employer contributes an amount equal to 60% of the employee's regular contributions. The employer matching contributions are invested in the same manner as the employee contributions are invested. Participants may also elect to make additional contributions (supplemental contributions) of up to 10% of their regular rate of pay; these contributions are not matched by the employer.

Active participants are permitted to elect to take up to two loans from their accounts. Participants may borrow from their fund accounts from a minimum of $500 to a maximum of the lesser of a) $50,000 less the highest outstanding loan balance for one year preceding such loan or, b) one half of the value of the vested balance in their account as of the last day of the month preceding the loan application date. Loans may be for five years for non-residential loans or up to 15 years for residential loans. The loans are secured by balances in the participant's accounts and bear interest equal to the prime rate on the first day of the month in which the loan was applied for, plus 1 percentage point.

Rollover of other employer sponsored qualified plan distributions are also permitted.

Participants are fully vested in their own contribution account and their rollover account at all times and become fully vested in the employer's contribution account at the earlier of (a) completion of at least 104 participation periods, as defined in the Plan, or (b) termination of service after attaining age 55 or by reason of death, retirement or total disability.

NOTE 1 - DESCRIPTION OF PLAN (Cont'd)

Participants with less than 104 participation periods completed are deemed to be 25, 50 or 75 percent vested in the employer's contribution account based on the number of completed participation periods.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Plan's significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

Basis of Accounting

The accounts of the Plan and the related Peoples Energy Corporation Employee Capital Accumulation and Thrift Trust (the Trust) are maintained on the accrual basis of accounting. Reference is made to the separate Statements of Net Assets Held in Trust and accompanying notes for further information on the accounting for Trust investments and Trust income.

Peoples Energy Corporation provides certain administrative and accounting services to the Plan at no cost and also pays the cost of services provided to the Plan by the independent auditors. The Plan participants through reduced earnings pay Recordkeeping, Trustee, and Investment Management fees.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Contributions

Employee contributions become payable to the Plan on the pay date on which the contribution is deducted from the employee's pay.

The employer contribution is required to be paid to the Trust during or as soon as possible after the end of each month as is reasonably practicable.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Investment Policy and Allocation of Earnings on Investments

Contributions received by the Plan are invested the same day by the Trust maintained by The Northern Trust Company, into each participant's account. Earnings are posted daily to each such account.

Distributions

Each participant whose employment with all employers is terminated is entitled to a distribution of the entire balance in his account and the vested portion of the employer contribution account within 90 days after termination unless the employee elects to defer the distribution under the terms of the Plan. Active participants are permitted to elect in-service and retirement planning withdrawals under the Plan provisions.

NOTE 3 - TERMINATION OF PLAN

The Plan may be terminated at any time by the Company. In event of such termination, the interest of all participants becomes fully vested and no part of any such participant's accounts shall be thereafter forfeited for any reason whatsoever. Presently, there is no intention on the part of the Company to terminate the Plan or to discontinue contributions to the Plan.

NOTE 4 - TAX STATUS

The Plan received a favorable determination letter from the Internal Revenue Service dated June 27, 2002 qualifying the Plan for exemption from income taxes under the Internal Revenue Code, as the Plan was then designed. The Company believes that the Plan is designed and is currently being operated in compliance with applicable regulations of the Internal Revenue Code.

PEOPLES ENERGY CORPORATION

EMPLOYEE THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
NET ASSETS HELD IN THE PEOPLES ENERGY CORPORATION EMPLOYEE CAPITAL ACCUMULATION AND THRIFT TRUST, AT MARKET VALUE	$ 72,210,554	$ 78,068,111
NET ASSETS AVAILABLE FOR PLAN BENEFITS	**$ 72,210,554**	**$ 78,068,111**

The accompanying notes are an integral part of these financial statements.

PEOPLES ENERGY CORPORATION

EMPLOYEE THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS		
Contributions:		
Employee Contributions	$ 2,959,792	$ 3,101,666
Employer Contributions	1,423,467	1,471,918
Rollover Contributions	-	73,925
	4,383,259	4,647,509
Income from Investments:		
Dividend Income	636,341	753,273
Interest Income	202,897	1,032,430
	839,238	1,785,703
Loan Payments:		
Interest	312,747	184,271
Net Gain (Loss):		
Net Unrealized Appreciation (Depreciation)	(5,316,308)	(15,335,861)
Net Realized Gains (Losses)	(185,685)	13,766,902
	(5,501,993)	(1,568,959)
TOTAL ADDITIONS	**33,251**	**5,048,524**
DEDUCTIONS		
Withdrawals	5,882,556	8,759,776
Accrued Expenses	8,252	-
TOTAL DEDUCTIONS	**5,890,808**	**8,759,776**
Net Increase (Decrease) in Assets	(5,857,557)	(3,711,252)
Net Assets - Beginning of Year	78,068,111	81,779,363
NET ASSETS - END OF YEAR	**$ 72,210,554**	**$ 78,068,111**

The accompanying notes are an integral part of these financial statements.

PEOPLES ENERGY CORPORATION EMPLOYEE THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

NOTE 1 - DESCRIPTION OF PLAN

The Peoples Energy Corporation Employee Thrift Plan (the Plan) is a defined contribution plan and includes those employees of the subsidiaries of Peoples Energy Corporation who are covered by a collective bargaining agreement which makes the Plan applicable to such employees. Subsidiary companies include The Peoples Gas Light and Coke Company and North Shore Gas Company. The effective date of the Plan is January 1, 1977. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was most recently amended effective January 1, 2002 to incorporate certain benefit enhancements.

All employees who have completed one year of service with an employer, as defined in the Plan and who have worked at least 1,000 hours during the year, are eligible to participate in the Plan. Participants may elect to make regular contributions of up to 6% of their regular rate of pay and may designate such amounts as tax deferred contributions, after tax contributions or a combination of both. Contributions may be invested in any of eleven funds, namely; a Money Market Fund, a Short Term Bond Fund, a Bond Fund, a Balanced Fund, an S&P 500 Equity Fund, an S&P 500 Growth Fund, an S&P 500 Value Fund, a MidCap Equity Fund, a Small Cap Equity Fund, a Foreign Equity Fund and a Company Stock Fund. The employer contributes an amount equal to 60% of the employee's regular contributions. The employer matching contributions are invested in the same manner as the employee contributions are invested. Participants may also elect to make additional contributions (supplemental contributions) of up to 10% of their regular rate of pay; these contributions are not matched by the employer.

Active participants are permitted to elect to take up to two loans from their accounts. Participants may borrow from their fund accounts from a minimum of $500 to a maximum of the lesser of a) $50,000 less the highest outstanding loan balance for one year preceding such loan or, b) one half of the value of the vested balance in their account as of the last day of the month preceding the loan application date. Loans may be for five years for non-residential loans or up to 15 years for residential loans. The loans are secured by balances in the participant's accounts and bear interest equal to the prime rate on the first day of the month in which the loan was applied for, plus 1 percentage point.

Rollover of other employer sponsored qualified plan distributions are also permitted.

NOTE 1 - DESCRIPTION OF PLAN (Cont'd)

Participants are fully vested in their own contribution account at all times and generally become vested in the employer's contribution account at the earlier of (a) completion of at least 104 participation periods, as defined in the Plan, or (b) termination of service after attaining age 55 or by reason of death, retirement or total disability. Participants with less than 104 participation periods completed are deemed to be 25, 50 or 75 percent vested in the employer's contribution account based on the number of completed participation periods.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Plan's significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

Basis of Accounting

The accounts of the Plan and the related Peoples Energy Corporation Employee Capital Accumulation and Thrift Trust (the Trust) are maintained on the accrual basis of accounting. Reference is made to the separate Statements of Net Assets Held in Trust and accompanying notes for further information on the accounting for Trust investments and Trust income.

Peoples Energy Corporation provides certain administrative and accounting services to the Plan at no cost and also pays the cost of services provided to the Plan by the independent auditors. The Plan participants through reduced earnings pay Recordkeeping, Trustee, and Investment Management fees.

Contributions

Employee contributions become payable to the Plan on the pay date on which the contribution is deducted from the employee's pay.

The employer contribution is required to be paid to the Trust during or as soon as possible after the end of each month as is reasonably practicable.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

PEOPLES ENERGY CORPORATION EMPLOYEE THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Investment Policy and Allocation of Earnings on Investments

Contributions received by the Plan are invested the same day by the Trust maintained by The Northern Trust Company, into each participant's account. Earnings are posted daily to each such account.

Distributions

Each participant whose employment with all employers is terminated is entitled to a distribution of the entire balance in his account and the vested portion of the employer contribution account within 90 days after termination unless the employee elects to defer the distribution under the terms of the Plan. Active participants are permitted to elect in-service and retirement planning withdrawals under the Plan provisions.

NOTE 3 - TERMINATION OF PLAN

The Plan may be terminated at any time by the Company. In event of such termination, the interest of all participants becomes fully vested and no part of any such participant's accounts shall be thereafter forfeited for any reason whatsoever. Presently, there is no intention on the part of the Company to terminate the Plan or to discontinue contributions to the Plan.

NOTE 4 - TAX STATUS

The Plan received a favorable determination letter from the Internal Revenue Service dated June 27, 2002 qualifying the Plan for exemption from income taxes under the Internal Revenue Code, as the Plan was then designed. The Company believes that the Plan is designed and is currently being operated in compliance with applicable regulations of the Internal Revenue Code.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Peoples Energy Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Peoples Energy Corporation
Employee Capital Accumulation Plan
and Peoples Energy Corporation
Employee Thrift Plan
(Name of Plan)

Date: June 27, 2003

By 
Douglas M. Ruschau
Vice President and Assistant Treasurer
Peoples Energy Corporation

EXHIBIT INDEX

The exhibit listed below is filed herewith and made a part hereof.

Exhibit Number		Page
23	Consent of Odell Hicks & Company	31

EXHIBIT 23

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference of our report, dated March 21, 2003, which appears in the Peoples Energy Corporation Employee Capital Accumulation Plan and Peoples Energy Corporation Employee Thrift Plan Annual Report on Form 11-K for the plan year ended December 31, 2002, into the Company's previously filed Registration Statement File No. 33-6369.



ODELL HICKS & COMPANY, LLC

Chicago, Illinois
March 21, 2003